April 2, 2020

Lester Wong
Chief Financial Officer
Kulicke & Soffa Industries, Inc.
23A Serangoon North Avenue 5 #01-01
Singapore 554369

       Re: Kulicke and Soffa Industries, Inc.
           Form 10-K for the Fiscal Year Ended September 28, 2019
           File No. 000-00121

Dear Mr. Wong:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing